April 14, 2005

Mail Stop 4-6

Eugene N. Larabie, President
Palomine Mining Inc.
595 Howe Street, Suite 507
Vancouver, BC, CANADA V6C 2T5

Re:	Palomine Mining Inc.
	Form SB-2 filed March 21, 2005
	Registration no. 333-123465

Dear Mr. Larabie:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Disclose that the $.10 per share initial price for Palomine`s shares was based upon recent Regulation S sales.

2. Disclose the status of Palomine`s application to be listed on the
OTC Bulletin Board. Please disclose whether an application has been filed. Supplementally advise as to the status of any discussions with prospective market makers.



Risk Factors

3. Please provide us with a copy of your business plan as referenced in your first risk factor.

4. Clarify that Palomine is contractually obligated to spend
$60,000
on development of the Gab property in 2005 and another $100,000 in 2006 and if not, Palomine will lose its rights to that property.

5. Add a risk factor addressing the risks and costs associated with becoming a publicly reporting company.

Determination of Offering Price

6. Here, or elsewhere as appropriate, please explain how the purchase price in the Reg S offerings could go from $.001 per share to $.10 within a four-week period in October 2004.

Selling Security Holders

7. Please specify the prices paid for the shares sold in the three
placements in October 2004.   Advise how these Regulation S
purchasers were identified to Palomine.

Plan of Distribution

8. Please disclose whether you must comply with any state securities laws for this offering.

Management

9. We note that Mr. Larabie will spend approximately 20% of his time with Palomine. Please explain how this percentage was chosen and whether it is contemplated that Palomine will have any business relationships with Mr. Larabie`s other business interests.

Description of Business
Organization Within Last Five Years

10. Please explain how Messrs. Larabie and Brown determined to acquire an option to purchase an 80% right in the Gab property from
Mr. Braden.

Mineralization

11. Disclose the basis for your claim that the Gab property contains a gold-bearing vein.
Employees

12. Please clarify your statement that you have "no employees", since
Mr. Larabie is an employee.

Plan of Business

13. Your figures do not appear to agree with Palomine`s contractual obligations in order to retain its interest in the Gab Claim Mineral
Property. Please see your disclosure under "Gab Claim Mineral Property Option Agreement", which shows that Palomine is obligated to invest $60,000 in the claim in 2005 and another $100,000 in 2006. Please also see Section 4.1 of Exhibit 10.1, the Mineral Property Option Agreement dated October 28, 2004. Revise or advise as appropriate.

14. Discuss how you intend to finance Palomine`s operations in its first twelve months after the effectiveness of this registration statement.

Executive Compensation

15. Clarify in your disclosure that January 31 is your fiscal year end. Please disclose whether Messrs. Larabie and Brown intend to receive compensation for their services in the future and, if so, at what rate and in what form.

Certain Relationships and Related Transactions

16. We note that the address for the Company`s executive offices is the same as that for Mr. Larabie. Revise to provide relevant disclosure in the registration statement regarding lease arrangements. Indicate whether there facilities are being provided at no charge or if there are to be any future payments for same. If so, you should also disclose in the notes to the financial statements as a related party disclosure. Refer to Item 102 of Regulation S-B.

17. We note from your Risk Factor regarding your President`s other business interests that he will spend only approximately 20% of his time on Palomine`s business. Please disclose what procedures are in place to assure that Palomine`s interests will be protected and any transactions involving Mr. Larabie`s other businesses will be on terms at least equal to an unrelated third party transaction.

Financial Statements

18. Include a currently dated consent of the independent accountants in any amendment to this registration statement.

19. You should be aware that the financial statements must be updated after June 14, 2005. Refer to Item 310(g) of Regulation S-B.
Part II
Exhibit 23

20. Please revise this exhibit to include the address and telephone number of Glen MacDonald. Please supplementally confirm, if true, that Mr. MacDonald`s interest in Palomine and in the Gab site, other than his fee for the assessment discussed in your "Description of Business" section, is less that $50,000.

21. Please also furnish a copy of Mr. MacDonald`s assessment report as supplemental information.

General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Closing

      You may contact Donald Wiland at (202) 942-1856 or Terence O`Brien, Branch Chief - Accounting at (202) 942-1855 with any questions regarding comments on the financial statements and related matters.  Please contact Hugh Fuller at (202) 942-1813 or me at
(202)
942-1800 with any other questions.


      			Sincerely,



      			Barbara C. Jacobs
      			Assistant Director



CC:	Joseph J. Emas
	Attorney at Law
	1224 Washington Avenue
	Miami Beach, FL 33139
	Fax no. (305) 531-1274